FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	March, 2006
Commission File Number:	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ....X....            Form 40-F  ..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ..........            No  ....X....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated March 24, 2006, relating to: Lafarge Comments On Action By Special Committee Of Lafarge North America

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, March 24, 2006

LAFARGE COMMENTS ON ACTION BY SPECIAL COMMITTEE OF LAFARGE NORTH AMERICA

Lafarge, the world leader in building materials, and owner of a 53.2% stake in Lafarge North America (NYSE & TSX: LAF), today commented on the decision by the Special Committee of the Board of Directors of Lafarge North America to recommend against acceptance of Lafarge’s cash tender offer (the “Offer”) of US$75 per share for the 46.8% minority stake of Lafarge North America that Lafarge does not own.

It should be noted that the Offer is being made directly to Lafarge North America shareholders, and it is those shareholders who will ultimately decide whether or not to accept the terms of the Offer.

It should also be noted that it is not unusual for special committees of US companies involved in similar transactions to recommend against acceptance even when those offers were made – as this one – at a significant premium. As previously indicated, Lafarge’s all-cash offer for US$75 per share represents a 16.7% premium over Lafarge North America’s closing stock price on February 3, 2006, the trading day immediately prior to the announcement of our Offer, and a 31.0% premium over Lafarge North America’s average closing stock price over the three months prior to the announcement of our Offer.

Lafarge continues to believe that, given Lafarge North America’s trading history and its past and current trading performance, its Offer is full and fair. Lafarge will continue to seek to implement a transaction that is in the best interests of Lafarge shareholders and fair to the Lafarge North America shareholders.

The Lafarge Offer is being made directly to the shareholders of Lafarge North America, and will expire at midnight, New York City time, on Monday, April 3, 2006, unless extended. As part of the transaction, Lafarge is also offering to purchase all outstanding exchangeable preference shares of Lafarge Canada, a subsidiary of Lafarge North America.

The Offer is conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the tender offer are expected to be acquired in a subsequent merger at the same price as the tender offer.

Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, because they contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.

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Notes to Editors:

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 80,000 people in 75 countries and posted sales of €16 billion in 2005.

Lafarge is the only construction materials company to be listed on the 2006 ‘100 Global Most Sustainable Corporations in the World’. Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier 33-1 44-34-92-32 stephanie.tessier@Lafarge.com	Yvon Brind’Amour 33-1 44-34-11-26 yvon.brindamour@Lafarge.com

Louisa Pearce-Smith / Lucy Wadge 33-1 44-34-58-30	Danièle Daouphars 33-1 44-34-11-51 daniele.daouphars@Lafarge.com

Statements made in this press release that are not historical facts, including the expected immediacy of earnings accretion, the improved use of free cash flow and increased flexibility and efficiency in implementing its North American strategy, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 24, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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